For Immediate Release


Media Contact:  Heather Wyse                    Analyst Contact: Colin Slade
                503/627-1121                                     503/627-3749



              Tektronix Announces Dutch Auction Tender Offer Update

     BEAVERTON, Ore., Feb 18, 2000 - On January 26, 2000, Tektronix, Inc. (NYSE:TEK) made an offer to its shareholders to purchase shares of Tektronix stock in accordance with an Offer to Purchase. The Offer to Purchase indicated that Relational Investors, LLC and other entities controlled by Ralph V. Whitworth, a director of Tektronix, had informed Tektronix that they intended to tender all of their 4,678,000 shares in the tender offer. Relational Investors recently informed Tektronix that, in light of the current stock price and other considerations, it has not decided whether to tender all, a portion, or any of its shares in the offering and that it will not make a decision until shortly before the expiration of the tender offer. The tender offer is scheduled to expire on February 23, 2000.

About Tektronix

     Tektronix, Inc., is a test, measurement, and monitoring company providing measurement solutions to industries including semiconductors, computers, and telecommunications. With over 50 years of experience, Tektronix enables its customers to design, deploy and manage next generation global communications networks and Internet technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 25 countries worldwide.

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